UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

April 29, 2024

(Date of Report (Date of earliest event reported))

Sagoon Inc.

(Exact name of registrant as specified in its charter)

Delaware	20-5886599
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

13885 Hedgewood Drive #341, Woodbridge, VA	22193
(Address of principal executive offices)	(ZIP Code)

(703) 577-7620

(Registrant's telephone number, including area code)

Class C Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Compliance With Ongoing Reporting Requirements

The Company will be unable to timely file its Form 1-K for the year ended December 31, 2023, as it completes an audit of its financial statements. The Company anticipates making this filing in due course.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sagoon Inc.

Date: April 29, 2024	By:	/s/ Govinda Giri
Govinda Giri
Chief Executive Officer